UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

BOART LONGYEAR MANAGEMENT PTY LIMITED
(Issuer)
BLY IP Inc.
BOART LONGYEAR LIMITED
BOART LONGYEAR AUSTRALIA PTY LIMITED
VOTRAINT NO. 1609 PTY LIMITED
BOART LONGYEAR CHILE LIMITADA
BOART LONGYEAR COMERCIALIZADORA LIMITADA
BOART LONGYEAR S.A.C.
BOART LONGYEAR COMPANY
LONGYEAR HOLDINGS, INC.
LONGYEAR TM, INC.
BOART LONGYEAR MANUFACTURING AND
DISTRIBUTION INC.
BOART LONGYEAR MANUFACTURING CANADA LTD.
LONGYEAR CANADA, ULC
BOART LONGYEAR CANADA
BOART LONGYEAR SUISSE SARL
(Guarantors)
(Name of Applicants)

c/o Boart Longyear Limited
2640 West 1700 South
Salt Lake City, UT 84104
Telephone: +1 801 972 6430 (Address of
Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*
12.0% / 10.0% Senior Secured PIK Toggle Notes due 2022 (the “New Notes”)	USD $195,000,000 aggregate principal amount

Approximate Date of Issuance:

Upon the implementation date of the Scheme of Arrangement referred to herein, which will be approximately August 31, 2017.

Name and Address of Agent for Service:
Kaci Ransom
Corporation Service Company
80 State Street
Albany, New York 12207-2543

With Copies to:
Milbank, Tweed, Hadley & McCloy LLP
Attention: Paul Denaro, Esq.
28 Liberty Street
New York, New York 10005

Ashurst Australia
5 Martin Place, Sydney, NSW
2000 Australia

*
The aggregate principal amount to be issued pursuant to the first supplemental indenture among Boart Longyear Management Pty Limited (the “Issuer”), each of the guarantors listed on the cover page hereof (collectively, the “Guarantors”) and U.S. Bank National Association (the “Trustee”) (the “Supplemental Indenture”), may be increased in accordance with the Scheme of Arrangement (as defined herein) and pursuant to the terms of the Supplemental Indenture.

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the United States Securities and Exchange Commission (the “Commission”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 (this “Amendment”) amends the Application for Qualification of Indenture on Form T-3 (the “Application”) filed by the Applicants on May 15, 2017. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Scheme Document (as defined below).

The requisite majority of Scheme Creditors approved the Scheme of Arrangement (as defined below) at a meeting of Scheme Creditors held on May 30, 2017 (the “Scheme Meeting”). The Scheme of Arrangement was thereafter approved by the Supreme Court of New South Wales (the “Court”) in Proceeding 122411 of 2017 at a hearing on August 22 following prior hearings on July 5, 13, 14, 27 and August 9, 2017 (collectively, the “Fairness Hearing”). During the Fairness Hearing, the Court considered the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement to the Scheme Creditors in the course of approving the Scheme of Arrangement and issued a final order for the approval of the Scheme of Arrangement. This Amendment is being filed solely to provide updated information under Item 2, which has been amended and restated in full, to provide updated information under Item 4, which has been amended and restated with respect to Boart Longyear Suisse SARL and Boart Longyear Canada only, to file an amended and restated form of indenture to be qualified hereby as Exhibit T3C (Form of Indenture), to file the Findings of the Court as Exhibit T3D, and to file the Trustee’s statement of eligibility and qualification on Form T-1 as Exhibit 25.1 This Amendment is not intended to amend or delete any other part of the Application. All other information in the Application is unchanged and has been omitted from this Amendment.

GENERAL

ITEM 2.	SECURITIES ACT EXEMPTION APPLICABLE.

Registration of the 12.0% / 10.0% Senior Secured PIK Toggle Notes due 2022 (the “New Notes”) under the United States Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) provides an exemption from the registration provisions of the Securities Act for:

“...any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests...where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court... ”

Pursuant to the Supplemental Indenture, the form of which is attached hereto as Exhibit T3C(2), to the indenture dated as of September 27, 2013, among the Issuer, the Guarantors and the Trustee, attached hereto as Exhibit T3C(1) (collectively the “Indenture”), the New Notes will be issued in connection with the restructuring of the debt of the Issuer, and the Guarantors pursuant to a creditors’ scheme of arrangement (the “Scheme of Arrangement”), under Part 5.1 of the Corporations Act 2001 (Cth), as amended, if such Scheme of Arrangement is approved and becomes effective. See Exhibit T3E for the scheme document setting forth the Scheme of Arrangement and the explanatory statement required by Australian law to accompany it setting out all information a Scheme Creditor would need to know in order to be able to properly consider whether to vote in favour of the Scheme of Arrangement (together, the “Scheme Document”). The Issuer has previously provided the Scheme Document to the Scheme Creditors. As set forth in more detail in the Scheme Document, Scheme Creditors who validly elect to do so will receive their 10.00% Senior Secured Notes due 2018 (the “Existing Notes”) (as amended in accordance with the Supplemental Indenture) in the form of the New Notes issued by the Issuer if the Scheme of Arrangement is agreed by the requisite majority of Scheme Creditors, approved and becomes effective. If the requisite majority of Scheme Creditors do not agree to the Scheme of Arrangement, they will receive cash as outlined in the Scheme Document.

Analysis

The issuance of the New Notes as part of the Scheme of Arrangement will satisfy the required elements of the Section 3(a)(10) exemption as follows:

(i) The securities must be issued in exchange for securities, claims, or property interests.

The New Notes will be issued in exchange for the claims of the Scheme Creditors.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

A Scheme Meeting was held on May 30, 2017 for the purpose of voting on the Scheme of Arrangement. The Scheme Meeting was convened and held in accordance with orders made by the Court in Proceeding 122411 of 2017, in which the Issuer, amongst others, sought (among other things) orders under the Corporations Act 2001 (Cth) for the convening of a meeting of Scheme Creditors to consider (and if thought fit, agree) the Scheme of Arrangement. The Scheme of Arrangement was agreed by the requisite majority of the Scheme Creditors in accordance with the Corporations Act 2001 (Cth) at such Scheme Meeting thereafter the Court issued a final order approving the Scheme of Arrangement at the Fairness Hearing. The Issuer caused to be published notice of the Fairness Hearing in accordance with the Supreme Court (Corporations) Rules 1999 (NSW) and in accordance with orders of the Court in relation to the proposed Scheme of Arrangement, which provided 5 clear days’ notice of the date of the Fairness Hearing, published in The Australian newspaper (a newspaper in national circulation in Australia). At the Fairness Hearing, the Court considered, among other things, the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement, including the issuance of the New Notes pursuant to the amended Indenture and other consideration in exchange for the Existing Notes. Any interested party, including Scheme Creditors, had the right to appear at the Fairness Hearing and to present evidence or testimony with respect to the fairness of the terms and conditions of the Scheme of Arrangement to Scheme Creditors.

(iii) The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Scheme of Arrangement was approved by the Court at the Fairness Hearing on August 22, 2017. In the course of that Fairness Hearing, the Issuer informed the Court that it is relying on the Section 3(a)(10) exemption based on the Court’s approval of the transaction. The Court considered the fairness (and in accordance with Australian practice, reasonableness) of the Scheme of Arrangement to the Scheme Creditors in the course of approving the Scheme of Arrangement and issued a final order for the approval of the Scheme of Arrangement.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Scheme of Arrangement was subject to the approval of the Court following the Fairness Hearing described above.

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court was expressly authorized to hold the Fairness Hearing by section 411of the Corporations Act 2001 (Cth).

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

All Scheme Creditors (and any other interested parties) were entitled to appear at the Fairness Hearing and dissenting Scheme Creditors had an opportunity to voice their objections. The Fairness Hearing was held by the Court in open court.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of a Scheme Creditor whether or not to agree to the Scheme of Arrangement, as provided in the Scheme Document, was provided to relevant Scheme Creditors in such a manner as to ensure that such parties received timely and effective notice. Notice of the Scheme Meeting, and the contents of the Scheme Document and other information to be provided to Scheme Creditors for the purposes of their participation in the Scheme Meeting, was provided in accordance with the orders of the Court made at the hearing on May 10,2017.

(viii) There cannot be any improper impediments to the appearance at the hearing by those persons.

There were no impediments to the appearance of any Scheme Creditors at the Fairness Hearing.

MANAGEMENT AND CONTROL

ITEM 4.	DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act

of 1939), respectively, of the Applicants as of the date of this application. The mailing address for each executive officer and director listed below is: 2570 West 1700 South, Salt Lake City, Utah 84104.

Boart Longyear Suisse SARL

Name	Position
Guillaume Dubuy	Director
Fabrizio Rasetti	Director
Paul Spiering	Director/President
Pascal L.R. Lefevre	Director
Jeffrey Robert Olsen	Director

Boart Longyear Canada

Name	Position
Fabrizio Rasetti	President
Jeffrey Robert Olsen	Treasurer
Robert Closner	Secretary

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises –

(a)	Pages numbered 1 to 5, consecutively.

(b)	The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit 25.1 hereto).

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit
Number	Description

T3A.1	Certificate of Registration of Boart Longyear Management PTY Limited*

T3A.2	Certificate of Registration of Boart Longyear Limited*

T3A.3	Certificate of Incorporation of BLY IP Inc.*

T3A.4	Certificate of Registration of Boart Longyear Australia PTY Ltd*

T3A.5	Certificate of Registration of Votraint No. 1609 PTY Limited*

T3A.6	Articles of Association of Boart Longyear Chile Limitada*

T3A.7	Certificate of Registration of Boart Longyear Comercializadora Limitada*

T3A.8	Certificate of Registration of Boart Longyear S.A.C.*

T3A.9	Articles of Incorporation of Boart Longyear Company*

T3A.10	Certificate of Incorporation of Longyear Holdings, Inc.*

T3A.11	Certificate of Incorporation of Longyear TM, Inc.*

T3A.12	Articles of Incorporation of Boart Longyear Manufacturing and Distribution Inc.*

T3A.13	Certificate of Incorporation of Boart Longyear Manufacturing Canada Ltd.*

T3A.14	Certificate of Continuance of Longyear Canada, ULC*

T3A.15	Partnership Agreement of Boart Longyear Canada*

T3A.16	Articles of Incorporation of Boart Longyear Suisse SARL*

T3B.1	Constitution of Boart Longyear Management PTY Limited*

T3B.2	Constitution of Boart Longyear Limited*

T3B.3	Bylaws of BLY IP Inc.*

T3B.4	Articles of Association of Boart Longyear Australia PTY Ltd*

T3B.5	Constitution of Votraint No. 1609 PTY Limited*

T3B.6	The Articles of Association, filed under T3A.6, contain the equivalent of both the charter and the bylaws of Boart Longyear Chile Limitada*

T3B.7	Operating Agreement of Boart Longyear Comercializadora Limitada*

T3B.8	Bylaws of Boart Longyear S.A.C.*

T3B.9	Bylaws of Boart Longyear Company*

T3B.10	Bylaws of Longyear Holdings, Inc.*

T3B.11	Bylaws of Longyear TM, Inc.*

T3B.12	Bylaws of Boart Longyear Manufacturing and Distribution Inc.*

T3B.13	Incorporation Agreement of Boart Longyear Manufacturing Canada Ltd.*

T3B.14	Bylaws of Longyear Canada, ULC*

T3B.15	The Partnership Agreement, filed under T3A.15, contains the equivalent of both the charter and the bylaws of Boart Longyear Canada*

T3B.16	The Articles of Incorporation, filed under T3A.16, contains the equivalent of both the charter and the bylaws of Boart Longyear Suisse SARL*

T3C(1)	Indenture, dated September 27, 2013 by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee*

T3C(2)	First Supplement Indenture, dated August 31, 2017 by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee***

T3D	Findings of the Court**

T3E	Scheme Document*

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)*

T3G(1)	Organizational Chart*

T3G(2)	Pro Forma Organizational Chart*

25.1	Statement of eligibility and qualification on Form T-1 of the Trustee**

*	Filed previously.

**	Filed herewith.

***	Amends and restates version previously filed with Application.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations, organized and existing under the laws of the Commonwealth of Australia, Canada, Chile and Delaware in United States of America have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, all in the city of Salt Lake City, Utah on the 23rd day of August, 2017.

Boart Longyear Management Pty Limited

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Director		Title:	Director/Secretary

Boart Longyear Limited

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Director		Title:	Secretary

BLY IP Inc.

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	Director, President and Secretary

Boart Longyear Australia PTY Limited

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Director		Title:	Director/Secretary

Votraint No. 1609 PTY Limited

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Director		Title:	Director/Secretary

Boart Longyear Chile Limitada

Attest:	/s/ Juan Pablo Glaessner Piccone		By:	/s/ Fabrizio Rasetti
	Name:	Juan Pablo Glaessner Piccone		Name:	Fabrizio Rasetti
	Title:	Authorized Representative		Title:	Authorized Representative

Boart Longyear Comercializadora Limitada

Attest:	/s/ Juan Pablo Glaessner Piccone		By:	/s/ Fabrizio Rasetti
	Name:	Juan Pablo Glaessner Piccone		Name:	Fabrizio Rasetti
	Title:	Authorized Representative		Title:	Authorized Representative

Boart Longyear S.A.C.

Attest:	/s/ Juan Pablo Glaessner Piccone		By:	/s/ Fabrizio Rasetti
	Name:	Juan Pablo Glaessner Piccone		Name:	Fabrizio Rasetti
	Title:	Director		Title:	Director and Appointed Attorney

Boart Longyear Company

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Longyear Holdings, Inc.

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Longyear TM, Inc.

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Boart Longyear Manufacturing and Distribution Inc.

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Boart Longyear Manufacturing Canada Ltd.

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Longyear Canada, ULC

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Boart Longyear Canada

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Treasurer		Title:	President

Boart Longyear Suisse SARL

Attest:	/s/ Jeffrey Olsen		By:	/s/ Fabrizio Rasetti
	Name:	Jeffrey Olsen		Name:	Fabrizio Rasetti
	Title:	Managing Director		Title:	Managing Director

EXHIBIT INDEX

Exhibit
Number	Description

T3A.1	Certificate of Registration of Boart Longyear Management PTY Limited*

T3A.2	Certificate of Registration of Boart Longyear Limited*

T3A.3	Certificate of Incorporation of BLY IP Inc.*

T3A.4	Certificate of Registration of Boart Longyear Australia PTY Ltd*

T3A.5	Certificate of Registration of Votraint No. 1609 PTY Limited*

T3A.6	Articles of Association of Boart Longyear Chile Limitada*

T3A.7	Certificate of Registration of Boart Longyear Comercializadora Limitada*

T3A.8	Certificate of Registration of Boart Longyear S.A.C.*

T3A.9	Articles of Incorporation of Boart Longyear Company*

T3A.10	Certificate of Incorporation of Longyear Holdings, Inc.*

T3A.11	Certificate of Incorporation of Longyear TM, Inc.*

T3A.12	Articles of Incorporation of Boart Longyear Manufacturing and Distribution Inc.*

T3A.13	Certificate of Incorporation of Boart Longyear Manufacturing Canada Ltd.*

T3A.14	Certificate of Continuance of Longyear Canada, ULC*

T3A.15	Partnership Agreement of Boart Longyear Canada*

T3A.16	Articles of Incorporation of Boart Longyear Suisse SARL*

T3B.1	Constitution of Boart Longyear Management PTY Limited*

T3B.2	Constitution of Boart Longyear Limited*

T3B.3	Bylaws of BLY IP Inc.*

T3B.4	Articles of Association of Boart Longyear Australia PTY Ltd*

T3B.5	Constitution of Votraint No. 1609 PTY Limited*

T3B.6	The Articles of Association, filed under T3A.6, contain the equivalent of both the charter and the bylaws of Boart Longyear Chile Limitada*

T3B.7	Operating Agreement of Boart Longyear Comercializadora Limitada*

T3B.8	Bylaws of Boart Longyear S.A.C.*

T3B.9	Bylaws of Boart Longyear Company*

T3B.10	Bylaws of Longyear Holdings, Inc.*

T3B.11	Bylaws of Longyear TM, Inc.*

T3B.12	Bylaws of Boart Longyear Manufacturing and Distribution Inc.*

T3B.13	Incorporation Agreement of Boart Longyear Manufacturing Canada Ltd.*

T3B.14	Bylaws of Longyear Canada, ULC*

T3B.15	The Partnership Agreement, filed under T3A.15, contains the equivalent of both the charter and the bylaws of Boart Longyear Canada*

T3B.16	The Articles of Incorporation, filed under T3A.16, contains the equivalent of both the charter and the bylaws of Boart Longyear Suisse SARL*

T3C(1)	Indenture, dated September 27, 2013 by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee*

T3C(2)	First Supplement Indenture, dated August 31, 2017 by and between Boart Longyear Management PTY Limited, as Issuer, the Guarantors party thereto and U.S. Bank National Association, as Trustee***

T3D	Findings of the Court**

T3E	Scheme Document*

T3F	Trust Indenture Act Cross-Reference Table showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive (included as part of Exhibit T3C)*

T3G(1)	Organizational Chart*

T3G(2)	Pro Forma Organizational Chart*

25.1	Statement of eligibility and qualification on Form T-1 of the Trustee**

*	Filed previously.

**	Filed herewith.

***	Amends and restates version previously filed with Application.